August 2, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (214) 859-9309

Kenneth R. Hanks
Executive Vice President and Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270


Re:	SWS Group, Inc.
	Form 10-K filed September 8, 2004
	File No. 000-19483

Dear Mr. Hanks:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended June 25, 2004

MD&A, Banking Group, page 19

1. We refer to the statement in the "Business, Banking Group" section on page 6 that states FSB Financial purchases non-prime loans collateralized by liens on automobiles and light trucks that are generated by car dealers and other institutions. In this regard, if material, tell us and discuss in future filings any concerns regarding the valuation of residual values of non-prime auto loans, including whether these residual value are guaranteed or unguaranteed. Tell us and describe in future filings your accounting policies with respect to determining impairments on residual values of auto loans.

2. We refer to Note 24, "Segment Reporting" on page F-32 that shows
net income of the Banking Group for fiscal 2004 and 2003 was 431%
and
267% of consolidated net income for each year.   In light of the
material effect of the operations of the Banking Group on consolidated operations, in future filings please expand your discussion of interest rate sensitivity to include one of the following:

* A gap analysis that explains the matching of the maturity and rate structure of your interest-bearing assets and liabilities at a given point in time. The analysis should include a GAP table to show your estimated rate sensitivity with respect to the repricing of assets and liabilities.

* A balance sheet and interest rate shock analysis to explain the effects of interest rate sensitivity at hypothetical higher and lower interest rates in one and two percent increments.

MD&A, Results of Operations, page 20

3. We refer to the reserve of $3.4 million provided during the first quarter of fiscal 2003 for fraudulent mortgages purchased from a New
York based mortgage bank which were sold twice by that bank. Please tell us and disclose in this section in future filings the corrective actions that have been taken by SWS to obtain reasonable assurance that this type of fraud will not occur in the future.

Note 1(a), Significant Accounting Policies, General and Basis of
Presentation, Asset Management Group, page F- 8

4. We refer to the loan made by the Westwood Group to five executive officers of Westwood for $4.093 million that was used by the officers to acquire a 19.8% interest in Westwood. Considering the loans were made on a full recourse basis and were payable in nine years, please disclose in future filings the current payment status of these loans.
In this regard, we refer to Note 12, "Equity based compensation in 2001" on page F-20 of the December 31, 2004 10-K of Westwood Group that states the Notes Receivable from stockholders for $4.093 million had been fully repaid by the shareholders in 2003.

Note 1(l), Minority Interest, page F-12

5. We note that the minority interest in consolidated subsidiaries in the consolidated income statement on page F-3 was 38% and 64% of net income before extraordinary gain for 2004 and 2003 respectively. In future filings, please describe in this footnote how the minority interest originated and the reasons for the decrease in minority interest in 2004.



Note 1(r), Significant Accounting Policies, Restatement of Cash
Flows, page F-14

6. We refer to the statement that SWS has restated its Statement of
Cash Flows for 2002 and 2003 to appropriately reflect the gross cash receipts and disbursements for certain banking transactions. Tell us and discuss in future filings the nature of the banking transactions and the accounting literature that supports the restatement.

Note 4, Marketable Equity Securities, page F-16

7. We refer to the equity investment in 373,550 shares of Knight that
has a cost of $48,000 and an unrealized gain of $3.721 million as of
June 25, 2004.   Considering the material increase in the fair
value
of the shares, please tell us and disclose in future filings when
and
how you acquired the equity investment in Knight and how the cost
basis of the investment was determined.   In this regard, we note
your response to Comment 7 of your letter dated February 16, 2001 with respect to the Form 10-K for the year ended June 30, 2000, which states you owned a minority interest of 3.3 million shares with an assigned value of $432,000 in the predecessor of Knight.

8. We refer to you statement that in accordance with SFAS No. 133 you
recorded non-cash gains of $19.3 million in 2002 in addition to the
realized cash gains of $4.994 million realized on the sale of
532,634
shares of Knight. In this regard, please tell us and in future filings provide the following information:

* State the basis under SFAS 133 for recording this non-cash gain of
$19.3 million.

* Explain how the amount of the non-cash gain was determined since it exceeds by $14.263 million the amount of cash gain recognized on the sale of the Knight shares.

* Discuss the effect of the sale of the Knight shares on the accounting under SFAS 133 for the DARTs that were used to hedge the stock.

Note 9, Equity Method Investments, page F-19

9. We refer to the determination made by SWS in June 2002 that its investment in CSS, a software development company, was fully impaired and therefore wrote-off its investment in CSS of $3.084 million and goodwill for $933,000. Considering the write-off of your investment in CSS in 2002, and the continued material net losses of CSS that resulted in eliminating SWS`s equity investment in and loan to CSS, please tell us and disclose in future MD&A the business reasons for:

* Lending CSS $3.250 million in December 2002.

* Providing an additional equity investment of $2.9 million to CSS in
December 2003.

* Capitalizing $380,000 and $1.217 million for software development costs for fiscal 2004 and 2003 associated with the CSS technology platform. Refer to Note 11, "Software Development" on page F-20.

* Converting in January 2005 the $3.5 million loan made in 2003 into
an equity contribution.  See MD&A, "Results of Operations,
Investment
in Comprehensive Software Systems" on page 26 of the March 31,
2005
10-Q.

Note 15, Income Taxes, page F-22

10. We refer to the income tax expense of $5.555 million for 2004, equal to a 59.8% effective tax rate as compared to a 20.8% tax rate
for 2003.   Considering the significant increase in the effective
tax
rate for 2004, please tell us and in future filings provide the following:

* Discuss the reasons for including a "Reserve for fines and penalties" for $2.8 million as part of the 2004 income tax expense.

* State the operations of the business segment to which these penalties are related.

* Disclose the fiscal periods to which these penalties and fines are related and the probability of additional fines and penalties.

Note 17, Exchangeable Subordinated Notes, page F-23

11. We refer to the issuance by SWS during June and July 1999 of $57.5 million in Notes consisting of 882,028 DARTS that were designated as a hedge of 1.014 million shares of Knight common stock.
In this regard, please tell us and disclose in future filings the following information:

* Describe the characteristics of the DARTS Notes that qualify it for being considered a hedging instrument under SFAS 133. In this regard, we note the "Risk Factors" section of the Form S-3 filed on
May 21, 1999 for the offering of the DARTS, states that the value of the principal payment a holder of a DARTS will receive at maturity is not fixed, as in a typical investment in Notes, but will be based on the trading price of the Knight common stock at maturity.

* Considering the value of the principal payment of the DARTS Note is not fixed, describe how the number and value of the common shares of
Knight to be issued as payment for the DARTS notes were determined.


* Explain to us and state in future filings why the payment by SWS of
$17 million in December 2000 to repurchase and retire 640,782 DARTS or approximately 63% of the outstanding DARTS did not violate the terms of the Prospectus Summary which stated that the maturity date of the DARTS was June 30, 2004 and that the DARTS are not redeemable or exchangeable for Knight common stock prior to maturity.

12. We refer to the statement that the DARTS matured on June 30,
2004
in fiscal 2005 and SWS delivered the remaining 373,550 shares of Knight stock to satisfy its obligation at maturity. Please tell us and provide in the footnote in future filings the following information:

* Explain how the non-cash gain of $23.6 million was determined in accordance with SFAS 133. Also explain how the $4.835 million gain for early extinguishment of debt was determined.

* Describe why the $18.8 million remainder of the gain was determined to be equal to the fair value of the Knight stock upon acquisition and the fair value of the Knight stock on the hedging date. We note that the Form S-3 filed in 1999 for the DARTS stated that the gain or loss on the DARTS Notes should be based on the value of the Knight stock on the maturity date.

13. Tell us and discuss in MD&A in future filings, the basis under SFAS 133 for reducing the Notes liability for $17.956 million and recording offsetting increases to Other Comprehensive Income to adjust the value of the embedded option when SFAS 133 was adopted.

14. Tell us and in provide here or in MD&A in future filings, as appropriate, an expanded discussion of how the embedded derivative instruments in the DARTS Notes qualified for hedge accounting under
SFAS 133 and how your accounting policies comply with that standard, including the following:

* The specific nature of the hedged assets and liabilities and if the hedge is a fair value or cash flow hedge.
* How you identify the hedge item and the hedge instrument.
* Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
* Describe how you assess the ineffectiveness of the hedge.
* Disclose when you perform these assessments.
* Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.




Note 21.  Commitments, Contingencies and Guarantees, page F-28.

15. We refer to the $6.3 million of lease commitments that have been reserved for as impaired and related discussion in the "Impairment of
Long-Lived Assets" section of MD&A on page 21. Considering that these impairment charges relate to the consolidation and reorganization of certain business units, please tell us and discuss in future filings, why the goodwill related to these business units had not been impaired.

Form 10-Q for the nine-month period ended March 31, 2005.

Commitments, Contingencies and Guarantess, page 21

16. We refer to the SEC/NYSE Mutual Fund Inquiry that states Southwest Securities settled enforcement proceedings for $10 million and undertaking a number of measures to prevent future misconduct. In this regard, please tell us and disclose in future filings the nature and extent of the measures undertaken by SWS to comply with the requirements of the settlement agreement and the timing for implementing them.



*	*	*


Closing Comments

      Please respond to these comments within 10 business days or
tell us when you will provide us with a response.   You may wish
to
provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
Kenneth R. Hanks
SWS Group, Inc.
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